Exhibit 12.1
CSC Holdings, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Years Ended December 31,

	Pro forma
	2006	2006	2005	2004	2003	2002

	(dollars in thousands)
Earnings:
Loss from continuing operations before income taxes and dividend requirements	$(197,221)	$(138,440)	$(78,638)	$(602,382)	$(164,477)	$(378,944)
Add:
Equity in net (income) loss of affiliates	(6,698)	(6,698)	(3,219)	12,997	(428,753)	41,691
Minority Interests	8,894	8,894	5,471	50,307	24,517	27,337
Fixed charges per (B) below	875,107	827,471	672,585	668,119	655,169	567,224
Amortization of previously capitalized interest	—	—	50	1,198	299	—
Distributed income of equity investees	—	—	2	433	478,987	9,668
Deduct:
Interest capitalized during period	—	—	—	—	(7,692)	(7,378)

Earnings for computation purposes (A)	$680,082	$691,227	$596,251	$130,672	$558,050	$259,598

Fixed Charges:
Interest on indebtedness, expensed or capitalized, including amortization of debt expense	$843,063	$795,427	$640,015	$636,274	$623,368	$526,636
Portion of rents representative of the interest factor (including discontinued operations)	32,044	32,044	32,570	31,845	31,801	40,588

Fixed charges for computation purposes (B)	$875,107	$827,471	$672,585	$668,119	$655,169	$567,224

Ratio of earnings to fixed charges (A)/(B)	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(195,025)	$(136,244)	$(76,334)	$(537,447)	$(97,119)	$(307,626)